N E W S R E L E A S E

June 14, 2018

Nevsun Extends Mine Life at Bisha Zinc-Copper Mine

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) announced today that, together with its Eritrean partner ENAMCO, Nevsun has approved an extension to the Bisha zinc-copper mine in Eritrea, self-funded by existing cash flows from Bisha. The open-pit extension adds 3.3 million tonnes of high-grade ore to the mill and extends operations through the full year 2022, resulting in additional payable production of 470 million pounds of zinc and 52 millions pounds of copper over this time frame.  In addition to incremental production and revenue, the extension provides time for Bisha to advance assessment of the Asheli and Harena underground deposits and to consider further open-pit extensions.

Peter Kukielski, Nevsun CEO, said “The Bisha team has been working hard to optimize the mine plan and reduce the operational risk of the deeper ore from the main pit.  The investment announced today increases the long-term cashflow from Bisha, reducing requirements for external funding for construction of our high-grade, high-return Timok project in Serbia. The extension of the Bisha mine life, combined with the planned ramp up of the Timok Upper Zone in 2022 and the longer term potential of the Timok Lower Zone, gives us confidence that Nevsun will continue to produce strong operating cash flows for many years to come.”

Mr. Kukielski continued, “This open pit extension is supported by the now fully implemented metallurgical improvements at Bisha, combined with continued strength in zinc and copper prices.  We will have an additional open-pit extension to consider late next year and are actively evaluating underground mining at Asheli and Harena.  We continue to work with our partner, ENAMCO, to maximize resource conversion to reserves.”

In August 2017, Nevsun decided to reduce the mine life at Bisha due to the operational risk of the original large open-pit cut-back.  Since that time, Bisha has increased mining rates and significantly improved metallurgical performance, while metal prices have remained strong, leading the Company to re-visit the larger cut-back option. The open-pit extension accesses a portion of the previously envisaged cut back with an additional 3.3 million tonnes of ore over the existing reserve and assumed recoveries of 70% for copper to copper concentrate and 80% for zinc to zinc concentrate.

Several million tonnes of additional high-grade resource in the original pit design could also potentially be brought back into the mine life. The Company expects to assess investment in an additional cut-back to access this resource in late 2019. Approval will depend on performance in delivering the cost targets and increased mining rates for the extension announced today.

Updated Mining Schedule

The following mining schedule includes ore from the Bisha Main pit (current reserves plus extension) and Harena:

	2018	2019	2020	2021	2022	2023	LOM Total
Bisha Main Ore Mined, Mt	2.3	2.1	2.0	2.4	0.3		9.2
Harena, Ore Mined, Mt					2.1		2.1
Waste Mined, Mt	20	30	24	14	6		95
Zinc grade, %	7.2	6.6	7.4	6.9	4.5		6.5
Copper grade, %	1.2	1.1	1.2	1.0	0.9		1.1

Updated Processing Schedule

The following processing schedule includes ore from the Bisha Main pit (current reserves plus extension), Harena and stockpiles:

	2018	2019	2020	2021	2022	2023	LOM Total
Bisha Main Ore, Mt	2.3	2.2	2.0	2.4	0.4		9.3
Harena, Ore, Mt					2.0	0.1	2.1
Stockpile, Mt		0.2	0.4				0.6
Total Processed, Mt	2.3	2.4	2.4	2.4	2.2	0.1	12.0

Incremental Capital Cost

In addition to the original guidance of $15 million in sustaining capital in 2018 and the life of mine (“LOM”) sustaining capital in the Company’s most recent technical report, the incremental capital to deliver the Bisha Main extension is as follows:

	2018	2019	2020	2021	2022	LOM Total
Heavy Mining Equipment (“HME”), $M	20.1	0.6	0.1	0.1		20.9
Tailing Management Facility Lift (“TMF”), $M			4.5			4.5
Other, $M	6.1	2.6	2.4	0.7	2.5	14.3
Total, $M	26.2	3.2	7.0	0.8	2.5	39.7

HME capital is primarily to purchase larger mining equipment that is expected to yield a unit mining cost 23% lower than the existing fleet.  The other costs include new maintenance facilities for the larger trucks as well as other initiatives and projects to deliver the mine life extension.

All financial numbers are in US dollars unless otherwise indicated

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to Bisha zinc-copper mine in Eritrea and the Company’s Timok upper-zone project in Serbia.  Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration; extension of mine life and the economic viability of underground deposits at Asheli and Harena and further open pit extensions; mining method, production profile and mine plan optimization; mine, performance and other development or mining activities, including plant operations, equipment or processes to operate as anticipated; ability to resolve and the metallurgical challenges and the ability to maintain the improvements on variable ore materials being processed to produce concentrate; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4712 Toll free: 1 888 600 2200 Email: htaylor@nevsun.com Website: www.nevsun.com